UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

INVENTURE FOODS, INC.

(Name of Subject Company (issuer))

HERON SUB, INC.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

UTZ QUALITY FOODS, LLC

(Name of filing Persons (Parent of Offeror))

Common Stock, $.01 Par Value

(Title of Class of Securities)

461212102

(CUSIP Number of Class of Securities)

Heron Sub, Inc.

Utz Quality Foods, LLC

900 High Street

Hanover, PA 17331

Attention: Dylan Lissette

(717) 637-6644

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Larry P. Laubach

Richard J. Busis

Cozen O’Connor

One Liberty Place, 1650 Market Street, Suite 2800

Philadelphia, PA 19103

(215) 665-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$82,091,562.50	$10,220.40

*	Estimated solely for purposes of calculating the amount of filing fee. The calculation of the transaction value is determined by adding the sum of (i) 19,827,000 shares of common stock, $.01 par value, of Inventure Foods, Inc. (“Inventure Foods”), multiplied by the offer price of $4.00 per share, (ii) the net offer price for 224,550 shares issuable pursuant to outstanding options with an exercise price less than $4.00 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to the offer price of $4.00 per share minus the weighted average exercise price per share of $2.25), (iii) 183,021 shares subject to issuance upon settlement of outstanding performance share units multiplied by the offer price of $4.00 per share, and (iv) 414,629 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $4.00 per share. The calculation of the filing fee is based on information provided by Inventure Foods as of October 25, 2017.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #1 for fiscal year 2018, issued by the Securities and Exchange Commission on August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,220.40	Filing Party:	Heron Sub, Inc. and Utz Quality Foods, LLC
Form or Registration No.:	Schedule TO	Date Filed:	November 15, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Heron Sub, Inc., a Delaware corporation (“Purchaser”), and Utz Quality Foods, LLC, a Delaware limited liability company (“Parent”), with the U.S. Securities and Exchange Commission on November 15, 2017 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser and Parent to purchase all of the outstanding shares of common stock, $.01 par value per share (the “Shares”), of Inventure Foods, Inc., a Delaware corporation (“Inventure Foods”), at a price of $4.00 per Share, net to the seller in cash, without interest but subject to any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”), which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly-owned subsidiary of Parent.

All the information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Offer to Purchase of the Schedule TO.

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase under “The Offer – Section 16 – Certain Legal Matters; Regulatory Approvals” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the disclosure under the caption “Litigation Related to the Merger” with the following:

On November 20, 2017, a purported stockholder of Inventure Foods filed an action in the United States District Court for the District of Arizona on behalf of a putative class of Inventure Foods stockholders against Inventure Foods and its directors, alleging violations of federal securities laws. The case is captioned Smith v. Inventure Foods, Inc., et al. (Case No. 2:17-cv-04256). The complainant alleges, among other things, that the Schedule 14D-9 omits material information necessary for Inventure Foods stockholders to make an informed decision regarding the Offer. The complainant seeks, among other things, either to enjoin the Offer or, should it be consummated, to award damages, as well as an award of the plaintiffs’ attorneys’ and experts’ fees in the action.

On November 21, 2017, four additional actions alleging violations of federal securities laws were filed by purported stockholders of Inventure Foods in the United States District Court for the District of Arizona against Inventure Foods and its directors. These actions, captioned Shaoul v. Inventure Foods, Inc., et al. (Case 2:17-cv-04261), Schoenfeld v. Inventure Foods, Inc., et al. (Case 2:17-cv-04273), Schoenfeld v. Inventure Foods, Inc., et al. (Case 2:17-cv-04274), and D&S Fraley Revocable Living Trust v. Inventure Foods, Inc., et al. (Case 2:17-cv-04277), allege claims similar to those in the Smith action, and seek similar relief. The complainant in the D&S Fraley Revocable Living Trust action further alleges, among other things, that the Board breached its fiduciary duties in connection with the Transactions by failing to maximize stockholder value.

On November 22, 2017, three additional actions alleging violations of federal securities laws were filed by purported stockholders of Inventure Foods in the United States District Court for the District of Arizona against Inventure Foods and its directors. These actions, captioned Chamat v. Inventure Foods, Inc., et al. (Case 2:17-cv-04294), Rubin v. Inventure Foods, Inc., et al. (Case 2:17-cv-04295) and Vana v. Inventure Foods, Inc., et al. (Case 2:17-cv-04296), allege claims similar to those in the Smith action, and seek similar relief. The complainant in the Vana action further alleges, among other things, that Parent and Purchaser acted as control persons in aiding and abetting the alleged violations.

The outcome of this litigation cannot be predicted with certainty; however, Purchaser and Parent deny any wrongdoing in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and plan to defend vigorously against the claims set forth in the Vana complaint. In addition, as set forth in Amendment No. 1 to Inventure Foods’ Schedule 14D-9, filed with the Securities and Exchange Commission on November 27, 2017, Inventure Foods and its directors deny any wrongdoing in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Schedule 14D-9 and plan to defend vigorously against the claims set forth in these actions.

Additional lawsuits may be filed against Inventure Foods, Parent, Purchaser or the Inventure Foods Board in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. If additional similar complaints are filed, absent new or different allegations that are material, Purchaser and Parent will not necessarily announce such additional filings.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2017

HERON SUB, INC.

By:	/s/ Dylan Lissette
Name: Dylan Lissette Title: Chief Executive Officer

UTZ QUALITY FOODS, LLC

By:	/s/ Dylan Lissette
Name: Dylan Lissette Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 15, 2017.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on November 15, 2017.*

(a)(5)	Press Release dated October 26, 2017 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed with the Securities and Exchange Commission by Parent on October 26, 2017).

(b)(1)	Term Loan Commitment Letter dated October 25, 2017 among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Utz Quality Foods, LLC.*

(b)(2)	Second Lien Term Loan Credit Agreement, dated as of November 21, 2017, among Utz Quality Foods, LLC, as borrower, certain affiliates of borrower, Bank of America, N.A. as administrative agent and collateral agent, and the lenders party thereto.*

(d)(1)	Agreement and Plan of Merger dated as of October 25, 2017 among Utz Quality Foods, LLC, Heron Sub, Inc. and Inventure Foods, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Inventure Foods, Inc. filed with the Securities and Exchange Commission on October 26, 2017).

(d)(2)	Mutual Nondisclosure Agreement dated as of September 26, 2016 between Utz Quality Foods, LLC and Inventure Foods, Inc.*

(d)(3)	Exclusivity Agreement, dated as of August 25, 2017, by and between Utz Quality Foods, LLC and Inventure Foods, Inc.*

(d)(4)	Amendment to Exclusivity Agreement, dated as of October 17, 2017, by and between Utz Quality Foods, LLC and Inventure Foods, Inc.*

(d)(5)	Amendment to Exclusivity Agreement, dated as of October 19, 2017, by and between Utz Quality Foods, LLC and Inventure Foods, Inc.*

(g)	None.

(h)	None.

*	Previously filed.